Exhibit 10(hh)

EMPLOYMENT AGREEMENT

          THIS EMPLOYMENT AGREEMENT is made as of July 21, 2003 among DPL INC., an Ohio corporation (“DPL”), The Dayton Power and Light Company, an Ohio corporation (“DP&L” and, together with DPL, the “Company”), and Daniel L. Thobe (“Mr. Thobe”) under the following circumstances:

A.	DPL is a holding company headquartered in Dayton, Ohio, having as its principal subsidiary DP&L.

B.	The Company desires to employ Mr. Thobe as Corporate Controller of the Company, and Mr. Thobe desires to accept such employment with the Company, subject to the terms and conditions set forth herein.

NOW, THEREFORE, the parties agree as follows:

          Section 1.  Employment and Duties.  The Company hereby employs Mr. Thobe as Corporate Controller of the Company and Mr. Thobe hereby accepts such employment.  In such capacity, Mr. Thobe shall report directly to the Chief Financial Officer of the Company and shall have such specific duties as may be assigned to him from time to time by the Chief Financial Officer or the Board of Directors of DPL.  During the Term, Mr. Thobe shall devote his entire business time and attention to the performance of his duties hereunder and shall use his best efforts to perform his duties hereunder faithfully and efficiently.

          Section 2.  Term.  The term of this Agreement (the “Term”) shall commence on July 21, 2003 and shall continue thereafter until terminated in accordance with Section 7.

          Section 3.  Compensation.  As compensation for his services hereunder, Mr. Thobe shall receive the following:

(a)          Base Salary.  Mr. Thobe shall receive a base salary at the annual rate of $130,000 or such greater amount as the Compensation Committee of the Board of Directors of DPL may determine from time to time in its sole discretion (the “Base Salary”), to be paid in installments in accordance with the Company’s customary payroll practices.

(b)          Participation in MICP.  For each calendar year during the Term (commencing with calendar year 2003), Mr. Thobe shall have the opportunity to receive an annual bonus under the Company’s Management Incentive Compensation Plan (“MICP”).  For calendar year 2003, Mr. Thobe will have the opportunity to earn $45,500 at 100% of the target performance in accordance with the terms of the MICP.  This amount will be prorated to 50% since Mr. Thobe will be employed for only a portion of the calendar year of 2003.

(c)          Participation in LTIP.  For each calendar year during the Term (commencing with calendar year 2003), Mr. Thobe shall have the opportunity to participate in the Company’s Long Term Incentive Plan (“LTIP”).  For calendar year 2003, Mr. Thobe will have the opportunity to earn $75,000 at 100% of target performance in accordance with the terms of the LTIP.  This amount will be prorated to 50% since Mr. Thobe will be employed for only a portion of the calendar year of 2003.

(d)          DPL’s Executive Stock Ownership Plan.  Mr. Thobe will be required to comply with the provisions of DPL’s Executive Stock Ownership Guidelines which require that Mr. Thobe achieve a specified minimum threshold of DPL share ownership within a specified time period (i.e., three years) and thereafter maintain DPL share ownership at the requisite minimum level.  The minimum threshold of share ownership applicable to Mr. Thobe as Corporate Controller will be equal to one (1) times the Base Salary.

(e)          Fringe Benefits.  During the Term, Mr. Thobe shall be entitled to receive such fringe benefits (including medical, life and disability insurance benefits and qualified retirement benefits) as are generally made available to other executive level employees of the Company in accordance with the plans, practices, programs and policies of the Company in effect from time to time, including participation in the Company’s Key Employees Deferred Compensation Plan.

          Section 4.  Vacations.  During the Term, Mr. Thobe shall be entitled to paid vacation time of three (3) weeks annually, beginning in 2004.  During 2003, Mr. Thobe shall be entitled to seven (7) days paid vacation to be scheduled so as not to interfere with the performance of Mr. Thobe’s duties.

          Section 5.  Expenses.  The Company shall reimburse Mr. Thobe for all reasonable out-of-pocket expenses properly incurred by him in connection with the performance of his duties hereunder in accordance with the policies established from time to time by the Company.

          Section 6.  Withholdings.  The Company may withhold from any amounts payable to Mr. Thobe hereunder such federal, state or local taxes or other amounts as the Company shall be required to withhold pursuant to applicable law.

          Section 7.  Termination.  (a) This Agreement, and Mr. Thobe’s employment hereunder, may be terminated at any time, with or without cause, (i) by the Company upon at least 30 days’ prior written notice to Mr. Thobe or (ii) by Mr. Thobe upon at least 90 days’ prior written notice to the Company; provided, however, that this Agreement, and Mr. Thobe’s employment hereunder, may be terminated by the Company for Cause without prior written notice.

                    (b)          In addition, this Agreement, and Mr. Thobe’s employment hereunder, shall automatically terminate upon Mr. Thobe’s death or Disability.

                    (c)          Upon the termination of this Agreement for any reason, this Agreement shall forthwith be of no further force or effect (except that the provisions of Sections 7(d) and 7(e), 9, 10 and 11 through 20 shall continue in full force and effect) and there shall be no further liability on the part of either party, other than based upon:  (i) its obligations under this Agreement arising prior to such termination or (ii) the obligations of such party contained in Sections 7(d), 9 or 10 or under the Letter Agreement.

                    (d)          Upon termination of this Agreement for any reason, Mr. Thobe shall return to the Company on or prior to the Termination Date all property of the Company or any of its Affiliates in Mr. Thobe’s possession or control (including, without limitation, all correspondence, manuals, notes, notebooks, reports, financial and other business records and information, computer records and software, business or strategic plans, financial projections, computer access codes and tangible property).  Without limiting the generality of the foregoing, Mr. Thobe shall deliver to the Company on or prior to the Termination Date all documents or other material (whether in written or electronic form) in Mr. Thobe’s possession or control containing, reflecting or constituting any Confidential Information and Mr. Thobe shall not retain any copies thereof.

                    (e)          Other than the amount of Mr. Thobe’s regular Base Salary which is accrued and unpaid as of the Terminate Date, any bonus or incentive compensation earned and unpaid as of the Termination Date, any amounts which may be payable to Mr. Thobe under the Letter Agreement and any amounts credited to Mr. Thobe’s account under any employee benefit plan established or maintained by the Company or any of its Affiliates, Mr. Thobe shall not be entitled to collect or claim any other amounts from the Company or any of its Affiliates in connection with Mr. Thobe’s employment hereunder or the termination of such employment.

          Section 8.  Severance Payments.  Concurrently with the execution and delivery of this Agreement, the parties shall execute and deliver the letter agreement in the form attached hereto as Exhibit A (the “Letter Agreement”) providing for the payment of severance benefits to Mr. Thobe in certain circumstances as described therein.

          Section 9.  Confidentiality.  (a) Subject to Section 9(b), Mr. Thobe shall:  (i) at all times, keep and hold all Confidential Information in strict and complete confidence and (ii) shall not at any time, directly or indirectly, use for any purpose whatsoever, or disclose to any Person, any of the Confidential Information, except to the extent directly related to and required by the performance of the duties assigned to Mr. Thobe by the Company (or any of its Affiliates) hereunder.  Mr. Thobe shall take all appropriate measures to safeguard any Confidential Information in his possession or control and to protect it against unauthorized disclosure, misuse, loss or theft.

                    (b)          If Mr. Thobe becomes (or is reasonably likely to become) legally compelled (pursuant to a subpoena, civil investigative demand, similar process, or otherwise), or otherwise is requested by any Governmental Authority having jurisdiction, to disclose any of the Confidential Information, Mr. Thobe shall promptly notify the Company of such fact so that the

Company may either seek a protective order (or other appropriate remedy or assurances) or waive compliance with this Agreement, and Mr. Thobe shall consult with the Company (and its counsel) with respect to such disclosure and shall cooperate in all reasonable efforts by the Company or any of its Affiliates (and their counsel) to obtain a protective order (or other appropriate remedy or assurances).  In the event such protective order (or other remedy or assurances) is not obtained or the Company waives compliance with this Agreement, Mr. Thobe shall furnish only that portion of the Confidential Information which is legally required to be so furnished and use reasonable efforts to maintain and preserve the confidentiality of the Confidential Information so furnished.

                    (c)          In addition, Mr. Thobe shall (i) keep and hold the existence of this Agreement (and the terms and conditions hereof) in strict and complete confidence and (ii) not at any time, directly or indirectly, disclose the existence of this Agreement (or any of the terms or conditions hereof) to any Person; provided, however, that Mr. Thobe may disclose the existence of this Agreement (and the terms and conditions hereof) to Mr. Thobe’s attorney or as otherwise required by law or legal process, if Mr. Thobe instructs such attorney that the information so disclosed is confidential and shall not be disclosed to any other Person or, in the case of any disclosure required by law or legal process, Mr. Thobe shall immediately notify the Company prior to any such disclosure.

          Section 10.  Noncompetition.  (a) During the period commencing on the Termination Date and ending on the second anniversary of the Termination Date (the “Noncompetition Period”), Mr. Thobe shall not, without the prior written consent of the Company, either for Mr. Thobe’s own account or on behalf of or for the account of any other Person (whether as an agent, employee, officer, director, shareholder, investor, owner, member, manager, consultant, joint venturer, partner, trustee, contractor, representative or any other capacity) engage or participate in, directly or indirectly, any business or enterprise (i) which is engaged in Ohio, Indiana, Kentucky, Michigan and/or Pennsylvania in providing (as a public utility or otherwise) gas and/or electric power or services on a retail and/or wholesale basis or in providing energy marketing, aggregation and/or procurement services or (ii) which is engaged in any other business being conducted or proposed to be conducted by the Company or any of its Affiliates; provided, however, that nothing contained in this Section 10(a) shall prevent Mr. Thobe from purchasing and holding for investment less than 1% of the shares of any corporation the shares of which are regularly traded either on a national securities exchange or in the over-the-counter market.

                    (b)          During the Noncompetition Period, Mr. Thobe shall not, either for Mr. Thobe’s own account or on behalf of or for the account of any other Person, directly or indirectly:  (i) solicit or seek to hire any employee of the Company (or any of its Affiliates), or induce or attempt to induce any employee of the Company (or any of its Affiliates) to leave the employ of the Company (or any of its Affiliates) or in any way disrupt, impair, damage or interfere with the relationship between the Company (or any of its Affiliates) and any of its employees, (ii) solicit any customer of the Company (or any of its Affiliates) that has purchased goods or services from the Company (or any of its Affiliates) at any time during the 12 month period preceding the Termination Date or that the Company (or any of its Affiliates) is actively soliciting or has known plans to solicit, for the purpose of selling, marketing or distributing any product, pricing or service competitive with any product, pricing or service then offered by the Company (or any of its Affiliates) or which the Company (or any of its Affiliates) has known plans to offer or (iii) induce or attempt to induce any customer, supplier or other Person having a business relationship with the Company (or any of its Affiliates) to cease doing business with the Company (or any of its Affiliates) or in any way disrupt, impair, damage or interfere with the relationship between any such customer, supplier or other Person and the Company (or any of its Affiliates).

                    (c)          Mr. Thobe shall not, at any time, make any negative, derogatory, disparaging or pejorative statement, comment or other communication concerning the Company or any of its Affiliates.

                    (d)          During the Noncompetition Period, Mr. Thobe shall give written notice to the Company prior to commencement of employment with a new employer or otherwise undertaking any activity which could be in violation of Section 10(a).

          Section 11.  Certain Definitions.  For purposes of this Agreement, the following terms have the following meanings:

          “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.  A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities or other ownership interests, contract or otherwise.

          “Cause” shall have the meaning specified in Section 3.B of the Letter Agreement.

          “Confidential Information” means all confidential, nonpublic and/or proprietary information and all other information not generally known to the public (including any information which may constitute a “trade secret” within the meaning of Section 1333.61(d) of the Ohio Revised Code, any financial information, any research materials, any marketing plans and related information, any financial projections and any information with respect to business or strategic plans) of, or relating to, the Company or any of its Affiliates or a third Person with respect to which the Company or any of its Affiliates has an obligation of confidentiality or secrecy; provided, however, that the term “Confidential Information” shall not include any information which is in the public domain through no fault of Mr. Thobe.

          “Disability” shall have the meaning specified in Section 3.B of the Letter Agreement.

          “Governmental Authority” means any court, government (or governmental or political subdivision thereof) or governmental department, commission, agency, body, instrumentality or authority.

          “Person” means any individual, corporation, association, partnership, firm, limited liability company, trust or other entity or enterprise or any Governmental Authority.

          Section 12.  Parties in Interest.  This Agreement is for the sole benefit of the parties and shall not create any rights to any person not a party.  This Agreement is personal and may not be assigned by any party without the prior written consent of the other party.  Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and assigns of the parties, but no assignment shall, of itself, relieve any party of its obligations hereunder.

          Section 13.  Entire Agreement.  This Agreement, including Exhibit A attached hereto, sets forth the entire agreement and understanding of the parties in respect to the subject matter hereof and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

          Section 14.  Interpretation.  The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Words used in this Agreement in the singular number shall include the plural, and vice versa, unless the context requires otherwise.  Words of gender used in this Agreement may be read as masculine, feminine or neuter as the context may require.  The terms “this Agreement”, “hereto” “herein”, “hereby”, “hereof” and similar expressions refer to this Agreement in its entirety and not to any particular provision or portion of this Agreement.  When a reference is made to Sections, such reference shall be to a Section of this Agreement, unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation”.

          Section 15.  Law Governing.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio without regard to its conflicts of laws rules.

          Section 16.  Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

          Section 17.  Amendment.  Any amendment to this Agreement or any waiver of rights or any consent hereunder shall not be operative unless it is in writing and signed by the party sought to be charged.

          Section 18.  Equitable Relief.  Mr. Thobe acknowledges that the Company or its Affiliates may be irreparably injured by any breach of Sections 9 and 10.  Accordingly, the Company shall be entitled to specific performance and other injunctive relief as remedies for any breach (or threatened breach) of Sections 9 and 10, in addition to all other remedies available at law or in equity and Mr. Thobe shall not raise the claim or defense that an adequate remedy at law exists.

          Section 19.  Severability.  If any provision of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to another party or circumstance shall not be affected thereby and such provision shall be enforced to the greatest extent permitted by applicable law and such invalidity or unenforceability shall not affect the validity or enforceability of any other provision hereof.  Without limiting the generality of the foregoing, the parties agree that a court of competent jurisdiction making a determination of the invalidity or unenforceability of any provision of this Agreement shall have the power to reduce the scope, duration or area of any such provision, to delete specific words or phrases, or to replace any invalid or unenforceable provision in this Agreement with a provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision to the greatest extent permitted by applicable law, and this Agreement shall be enforceable as so modified.

          Section 20.  Waiver.  The failure or delay on the part of any party to insist upon strict performance of any of the terms or conditions of this Agreement will not constitute a waiver of any of its rights hereunder.  No right or remedy herein conferred upon or reserved to any party is intended to be exclusive of any other right or remedy and all such rights and remedies shall be cumulative.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DPL INC.

By

Caroline E. Muhlenkamp Interim Vice President and Chief Financial Officer

THE DAYTON POWER AND LIGHT COMPANY

By

Caroline E. Muhlenkamp Interim Vice President and Chief Financial Officer

Daniel L. Thobe

EXHIBIT A

Date: July 21, 2003

Mr. Daniel L. Thobe
7225 Whitetail Trail
Centerville, OH  45459

Dear Daniel:

          DPL Inc. (“DPL”) and its subsidiary, The Dayton Power and Light Company (“DP&L”) hereinafter collectively referred to as the “Company”, considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of the Company and its shareholders.  In this connection, the Company recognizes that, as is the case with many publicly held corporations, the possibility of a Change of Control (as defined in paragraph 2) can raise distracting and disrupting uncertainties and questions among management personnel, can interfere with their whole-hearted attention and devotion to the performance of their duties, and can even lead to their departure, all to the detriment of the best interests of the Company and its shareholders.  Accordingly, the Board of Directors of DPL (the “Board of Directors”) and the Board of Directors of DP&L have determined that the best interests of the Company and its shareholders would be served by assuring to certain executives of the Company, including yourself, the protection provided by an agreement which defines the respective rights and obligations of the Company and the executive in the event of termination of employment subsequent to a Change of Control.

          In order to effect the foregoing, this letter agreement sets forth the Company’s agreement to extend to you certain benefits upon a termination of employment whenever occurring and to set forth the severance benefits which the Company agrees will be provided to you in the event your employment with the Company or, in the case of a Change of Control described in clause (iv) of paragraph 2, with the successor to the Company is terminated subsequent to a Change of Control under the circumstances described in paragraph 3 below.

1.       OPERATION AND TERM OF AGREEMENT.

          This agreement shall become effective immediately upon the execution hereof.  This agreement shall continue until May 1, 2005, and shall automatically renew for each consecutive twelve month period thereafter (i.e., May 1st to April 30th), unless either the Company provides you or you provide the Company a one (1) year prior written notice of its or your intention not to renew this agreement.  Notwithstanding the foregoing, the term of this agreement shall continue in effect for a period of not less than thirty-six (36) months after each Change of Control occurring during the term of this agreement; and any benefit that accrues to you pursuant to the terms of this agreement shall continue to be an obligation of the Company and enforceable by you until paid in full, notwithstanding the subsequent termination of this agreement; provided however that if the event constituting a Change of Control is either the commencement of a tender offer, or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2, and such tender offer is still pending or such agreement has not been consummated at the end of the thirty-six month period applicable to such Change of Control, then without limitation of the other provisions of this paragraph, such thirty-six month period shall be extended through the date on which the tender offer or agreement is either (a) terminated or abandoned or (b) consummated, whichever occurs first, and the thirty-six month period provided for in paragraph 3.A. shall also be so extended.  If more than one Change of Control occurs during the term of this agreement, the provisions of this agreement shall be applicable to each such Change of Control.

1.A.   TERMINATION FOR ANY REASON.

          Notwithstanding any other provisions of this agreement to the contrary, upon termination of employment for any reason at any time, the following shall be paid or made available to you in compensation for services previously rendered:

(i)

The Company shall pay to you in a lump sum in cash not later than the Date of Termination (as defined in paragraph 4) your full base salary through the Date of Termination at the rate in effect at the Date of Termination; and also the amount of the award or awards, if any, with respect to any completed period or periods which, pursuant to the Management Incentive Compensation Program or any other Company incentive compensation plan in which you are then participating (other than any deferred compensation plan in which a contrary installment payment election has been made), has been determined to have been earned by you but which has not yet been paid to you.

(ii)

The Company shall pay or make available to you all other accrued benefits of any kind to which you are, or would otherwise have been, entitled through the Date of Termination (as defined in paragraph 4).

2.       CHANGE OF CONTROL.

          Except as provided in paragraph 1.A. above, no benefits shall be payable hereunder unless there shall have been a Change of Control, as defined below, and your employment by the Company shall thereafter have been terminated in accordance with paragraph 3 below.  For purposes of this agreement, a ‘Change of Control’ means any change in control of DPL, or its principal subsidiary, DP&L, of a nature that would be required to be reported in response to Item 6 (e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’) as determined by the Board of Directors of DPL in its sole discretion; provided that, without limitation, such a Change of Control shall be deemed to have occurred if (i) any ‘person’ (as such term is defined in Sections 13 (d) and 14 (d) (2) of the Exchange Act; hereafter, a ‘Person’) other than DPL or DP&L or an entity then directly or indirectly controlling, controlled by or under common control with DPL or DP&L is on the date hereof or becomes or commences a tender offer to become the beneficial owner, directly or indirectly, of securities of DPL or  DP&L representing (A) 15% or more of the combined voting power of the then outstanding securities of DPL or DP&L if the acquisition of such beneficial ownership or such tender offer is not approved by the Board of Directors of DPL prior to the acquisition or the commencement of such tender offer or (B) 50% or more of such combined voting power in all other cases; (ii) DPL or DP&L enters into an agreement to merge or consolidate itself, or an agreement to consummate a ‘combination’ or ‘majority share acquisition’ in which it is the ‘acquiring corporation’ (as such terms are defined in Ohio Rev. Code § 1701.01 as in effect on December 31, 1990) and in which shareholders of DPL or DP&L, as the case may be, immediately prior to entering into such agreement, will beneficially own, immediately after the effective time of the merger, consolidation, combination or majority share acquisition, securities of DPL or DP&L or any surviving or new corporation, as the case may be, having less than 50% of the ‘voting power’ of DPL or DP&L or any surviving or new corporation, as the case may be, including ‘voting power’ exercisable on a contingent or deferred basis as well as immediately exercisable ‘voting power’, excluding any merger of DPL into DP&L or of DP&L into DPL; (iii) DPL or DP&L enters into an agreement to sell, lease, exchange or otherwise transfer or dispose of all or substantially all of its assets to any Person other than to a wholly owned subsidiary or, in the case of DP&L, to DPL or a wholly owned subsidiary(ies) of DPL; but not including (A) a mortgage or pledge of assets granted in connection with a financing or (B) a spin-off or sale of assets if DPL continues in existence and its common shares are listed on a national securities exchange, quoted on the automated quotation system of a national securities association or traded in the over-the-counter market; (iv) any transaction referred to in (ii) or (iii) above is consummated; or (v) those persons serving as directors of DPL or DP&L on February 1, 2000 (the ‘Original Directors’) and/or their Successors do not constitute a majority of the whole Board of Directors of DPL or DP&L, as the case may be (the term ‘Successors’ shall mean those directors whose election or nomination for election by shareholders has been approved by the vote of at least two-thirds of the Original Directors and previously qualified Successors serving as directors of DPL or DP&L, as the case may be, at the time of such election or nomination for election).

3.       TERMINATION FOLLOWING CHANGE OF CONTROL.

          A.        If any of the events described in paragraph 2 constituting a Change of Control shall have occurred, then upon any subsequent termination of your employment at any time within thirty-six months following the occurrence of any such event, you shall be entitled to the benefits set forth in paragraph 5, unless such termination is

(i)	by the Company because of your Disability or for Cause;

(ii)

by you without Good Reason, except that if no Change of Control has occurred other than the commencement of a tender offer or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 by you for any reason; or

(iii)	because of your death.

Notwithstanding the foregoing sentence and any other provision herein to the contrary, if (a) the event constituting the Change of Control is only the commencement of a tender offer or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 above, (b) the tender offer or agreement is abandoned or terminated, and (c) a majority of the Original Directors and/or their Successors (as defined in paragraph 2 above) of DPL Inc. determine that the tender offer or agreement will not effectuate or otherwise result in a subsequent Change of Control and gives you written notice of such determination, then, as to that particular event only, a subsequent termination of your employment will not entitle you to the benefits set forth in paragraph 5.

          For purposes of this agreement, termination of your employment shall be deemed to have occurred within thirty-six months following the occurrence of a Change of Control if a Notice of Termination (as defined in paragraph 4) with respect thereto is given within such three year period.

          B.        As used in this agreement, the terms “Disability”, “Cause” and “Good Reason” shall have the meaning set forth below:

(i)

Disability.  “Disability” shall mean, for the purposes of this agreement, your inability to perform the duties required of you on a full-time basis for a period of six consecutive months because of physical or mental illness or other physical or mental disability or incapacity, followed by the Company giving you thirty days’ written notice of its intention to terminate your employment by reason thereof, and your failure because of physical or mental illness or other physical or mental disability or incapacity to resume the full-time performance of your duties within such period of thirty days and thereafter perform the same for a period of two consecutive months.

(ii)

Cause.  “Cause” shall mean (a) commission of a felony, (b) embezzlement, (c) the illegal use of drugs, or (d) if no Change of Control has occurred other than the commencement of a tender offer and/or the entering into of an agreement referred to in items (ii) or (iii) of paragraph 2, the failure by you to substantially perform your duties with the Company (other than any such failure resulting from your physical or mental illness or other physical or mental incapacity) as determined by the Board of Directors.  Notwithstanding the foregoing, Cause shall not be deemed to exist unless and until there shall have been delivered to you a copy of a resolution duly adopted by written consent of not less than three-fourths of the number of directors then in office (after reasonable notice to you and an opportunity for you, together with you counsel, to be heard at a meeting of the Board of Directors called and held for that purpose), finding that in the good faith opinion of the Board of Directors you were guilty of conduct set forth above in clauses (a), (b), (c) or (d) of the first sentence of this subparagraph and specifying the particulars thereof in detail.

(iii)	Good Reason. “Good Reason” shall mean:

(a)

The assignment to you, without your express consent, of any duties inconsistent with the written objectives approved by the Company with respect to your position, duties, responsibilities and status with the Company in effect immediately prior to a Change of Control, or a change in your reporting responsibilities, titles or offices as described in the Company’s written objectives in effect immediately prior to a Change of Control, or your removal from or any failure to re-elect you to any of such positions or offices, except in connection with the termination of your employment for Disability or Cause, or by you other than for Good Reason, or as a result of your death.

(b)

Failure by the Company to increase your annual base salary, at the time when salary adjustments were historically made by the Company prior to the Change of Control, by an amount which at least equals on a percentage basis the average percentage increase in your base salary during the three (3) full calendar years immediately preceding the Change of Control.

	(c)	A reduction by the Company of your base salary as in effect on the date hereof or as the same may be increased from time to time.

(d)

Failure by the Company to continue in effect any benefit or compensation plan (including but not limited to the Company’s Management Incentive Compensation Program, Key Employees Deferred Compensation Plan or any other pension, employee stock ownership, life insurance, medical, health and accident, or disability plan) in which you are participating at the time of a Change of Control or plans providing you with substantially similar benefits; or the taking of any action by the Company which would adversely affect your participation in or materially reduce your benefits under any of such plans or deprive you of any material fringe benefit enjoyed by you at the time of the Change of Control; or the failure by the Company to provide you with the number of paid vacation days to which you would then be entitled in accordance with the Company’s vacation policy in effect at the time of the Change of Control.

(e)

The relocation of the Company’s principal executive offices to a location outside Montgomery County, Ohio, if at the time of a Change of Control you are based at the Company’s principal executive offices.

(f)

The Company’s requiring you to be based anywhere more than fifty miles from the location where you are based at the time of a Change of Control (except for required travel on the Company’s business to an extent substantially consistent with your business travel obligations as they existed at the time of a Change of Control); or, in the event you consent to being based anywhere more than fifty miles from such location, the failure by the Company to pay (or reimburse you for) all reasonable moving expenses incurred by you relating to a change of your principal residence in connection with such relocation and to indemnify you against any loss (defined as the difference between the actual sale price of such residence after the deduction of all real estate brokerage charges and related selling expenses and the higher of (1) your aggregate investment in such residence or (2) the fair market value of such residence as determined by a real estate appraiser designated by you and reasonably satisfactory to the Company realized upon the sale of such residence in connection with any such change of residence.

(g)

The Company’s requiring you to perform duties or services which necessitate absence overnight from your place of residence, because of travel involving the business or affairs of the Company, to a degree not substantially consistent with the extent of such absence necessitated by such travel during the period of twelve months immediately preceding a Change of Control.

(h)	The failure of the Company to obtain the assumption of this agreement by any successor as provided in paragraph 7 hereof.

(i)	The Company’s termination of your employment without satisfying any applicable requirements of subparagraph (ii) above or of paragraph 4.

(j)	If, within thirty-six months after the date of a Change of Control you determine in good faith that due to the Change of Control, you are not able to effectively discharge your duties.

          C.        Should your employment be terminated because of a Disability within thirty-six (36) months following the occurrence of a Change of Control, you shall be entitled to receive benefits under any Company employee salary continuation plan or employee disability insurance plan then in effect in accordance with the then applicable terms thereof; provided that if the Change of Control is other than a Change of Control consisting only of the commencement of a tender offer and/or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 above, you shall be entitled to receive such benefits or benefits under any similar plan in effect as of the date of the occurrence of such Change of Control, whichever shall result in the highest amount of benefits being paid to you as a result of the Disability in question.

          D.        If subsequent to a Change of Control your employment is terminated by the Company for Cause, the Company shall pay or make available to you, in compensation for services previously rendered, the amounts provided under paragraph 1.A. above; and the Company shall thereupon have no further obligation to you under this agreement.

4.       NOTICE UPON TERMINATION.

          A.        Any termination of your employment subsequent to a Change of Control, unless by you without Good Reason or because of your death, shall be consummated by written Notice of Termination given to the other party.  For purposes of this agreement, “Notice of Termination” shall mean a notice given by the Company, or by you following the event specified in subparagraph 3.B(iii), which indicates the specific termination provision or provisions in this agreement relied upon, if any, and sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment.

          B.        “Date of Termination” shall mean

(i)	if your employment is terminated by the Company for Cause, the date specified in the Notice of Termination;

(ii)	if you terminate your employment for Good Reason, the date specified in your Notice of Termination; or

(iii)	if your employment is terminated by the Company or by you for any other reason, the date of such termination.

5.       COMPENSATION UPON TERMINATION.

          A.        If you are entitled to benefits under paragraph 3.A., then

(i)

The Company shall pay to you as severance pay in a lump sum in cash not later than the Date of Termination (or in the case of payments under (e), if, and to the extent the amount of such payments are not known or calculable as of such due date, as soon as the amount is known and calculable), subject, however, to any contrary deferral election you may have made with respect thereto, the amounts determined as provided below:

(a)

In the event the Date of Termination precedes the completion of a period in which, pursuant to the Management Incentive Compensation Plan or any other Company incentive compensation plan in which you are then participating or have participated, you could have earned compensation thereunder had your employment not been terminated prior to the completion of such period, or in the event the Date of Termination precedes the determination of compensation that you have earned for a completed period under the Management Incentive Compensation Plan or other incentive plan, then, with respect to each such period, you shall be entitled to an amount equal to the average of the three highest of the last 10 annual award payments made to you under the Management Incentive Compensation Plan or other incentive plan prior to the Date of Termination (or for the years you have participated in the Plan, if less than three or 10), including any portion of any such payments which you elected to defer to your Standard Deferral Account in the Company’s Key Employees Deferred Compensation Plan.

(b)

In lieu of further salary payments to you for periods subsequent to the Date of Termination, an amount equal to 133-1/3% of the sum of (1) your annual base salary (which base salary is computed before deduction for any deferred compensation or other employee deferrals) at the rate in effect as of Date of Termination (or, if higher, at the rate in effect at the time of the Change of Control) plus (2) the average of the three highest of the last 10 annual award payments made to you under the Company’s Management Incentive Compensation Plan prior to the Date of Termination (or for the years you have participated in the Plan if less than three or 10), including any portion of any such payments which you elected to defer to your Standard Deferral Account in the Company’s Key Employees Deferred Compensation Plan.

(c)

In consideration of your agreeing to the following covenants in this paragraph 5.A.(i)(c), if you are due an amount under paragraph 5.A.(i)(b), an additional amount equal to one-half (1/2) the amount determined under paragraph 5.A.(i)(b).  In consideration of the Company’s agreement to make this payment per the terms of this paragraph 5.A.(i)(c), you agree that in the event and only in the event that you receive any payments under this paragraph 5.A., then for a period of three years after termination of your employment for any reason, you will not, without the Company’s prior written consent, directly or indirectly, (i) participate or be interested in any business (aa) which is engaged in Ohio, Indiana, Kentucky, Michigan and/or Pennsylvania in providing (as a public utility or otherwise) electric power or services on a retail and/or wholesale basis or in providing energy marketing, aggregation and/or procurement services or (bb) which is engaged in any other business being conducted or proposed to be conducted by the Company; (ii) solicit for employment with yourself or any firm or entity with which you are associated, any employee of the

Company or otherwise disrupt, impair, damage or interfere with the Company’s relationship with its employees; (iii) solicit for your own behalf or on behalf of any other person(s), any customer of the Company that has purchased products or services from the Company at any time in the twelve (12) months preceding your date of termination or that the Company is actively soliciting or has known plans to solicit, for the purpose of marketing or distributing any product, pricing or service competitive with any product, pricing or service then offered by the Company or which the Company has known plans to offer; or (iv) engage or be affiliated with any person(s), in the development or marketing, including but not limited to the establishment of product or service prices, of any product or service which will compete with any product or service the Company is then developing or marketing in any geographic market where the Company is doing or preparing to do business.

At all times, you (i) will keep all confidential, nonpublic and/or proprietary information (including, for example, trade secrets, financial information, customer information and business and strategic plans) of the Company (regardless of when you became aware of such information) in strict confidence and (ii) will not, directly or indirectly, use or disclose to any person in any manner any of such information, except to the extent directly related to and required by your performance of the duties assigned to you by the Company.  You will take all appropriate steps to safeguard such information and to protect it against unauthorized disclosure, misuse, loss or theft.  Upon termination of your employment, you will promptly return to the Company, without retaining any copies, all written or computer readable material containing any of such information, as well as all other property and records of the Company, in your possession or control.

The payment under this paragraph 5.A.(i)(c) and the payment under paragraph 5.A.(i)(b) are herein together referred to as the “Additional Compensation Payment.”

Notwithstanding the above, you may elect to defer payment of all or a portion of the Additional Compensation Payment by executing and delivering to the Company a Deferral Election Form in the form attached as Exhibit A, in which event the portion of the Additional Compensation Payment so deferred shall be credited to your Standard Deferral Account in the Company’s Key Employees Deferred Compensation Plan.

(d)

Anything in the Management Incentive Compensation Plan or any action taken by the Board of Directors or any committee of the Board of Directors pursuant thereto to the contrary notwithstanding, any awards, whether in cash or Company shares, made under such plan prior to the Date of Termination which have been credited to your account but the payment of which has been deferred.

	(e)	Any amount payable under paragraph 9 hereof.

(ii)

The Company shall, at its expense, maintain in full force and effect for your continued benefit all life insurance, health and accident, and disability plans, programs and arrangements in which you were entitled to participate immediately prior to the Date of Termination, or, if more favorable to you, on the date of a prior Change of Control, provided that your continued participation is possible under the terms of such plans, programs and arrangements.  In the event that the terms of any such plan, program or arrangement do not permit your continued participation or that any such plan, program or arrangement is discontinued or the benefits thereunder materially reduced, the Company shall arrange to provide, at its expense, benefits to you which are substantially similar to those which you were entitled to receive under such plan, program or arrangement immediately prior to the Date of Termination.  The Company’s obligation under this subparagraph (ii) shall terminate on the earliest of the following dates:

	(a)	the third anniversary date of the Date of Termination; or

	(b)	the date an essentially equivalent and no less favorable benefit is made available to you at no cost by a subsequent employer.

At the end of the applicable period of coverage set forth above, you shall have the option to have assigned to you, at no cost and with no apportionment of prepaid premiums, any assignable insurance owned by the Company and relating specifically to you.

(iii)

In the event that because of their relationship to you, members of your family or other individuals are covered by a plan, program, or arrangement described in subparagraph (ii) above immediately prior to the Date of Termination, the provisions set forth in the above subparagraph shall apply equally to require the continued coverage of such persons; provided, however, that if under the terms of any such plan, program or arrangement, any such person would have ceased to be eligible for coverage during the period in which the Company is obligated to continue coverage for you, nothing set forth herein shall obligate the Company to continue to provide coverage which would have ceased even if you had remained an employee of the Company during such period.

          B.        The benefits provided under this agreement shall not be treated as damages, but rather shall be treated as severance compensation to which you are entitled under the terms and conditions provided herein.  You shall not be required to mitigate the amount of any benefit provided under this agreement by seeking other employment or otherwise.

6.       RIGHTS AS FORMER EMPLOYER.

          Nothing contained in this agreement shall be construed as preventing you, and shall not prevent you, following any termination of your employment whether pursuant to this agreement or otherwise, from thereafter participating in any benefit or insurance plans, programs or arrangements (including, without limitation thereto, any retirement plans or programs) in the same manner and to the same extent that you, as a former employee of the Company, would have been entitled to participate had this agreement not have been entered into.

7.       SUCCESSORS.

          The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement to expressly and unconditionally assume and agree to perform this agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  Failure of the Company to obtain such agreement prior to the effectiveness of such succession shall be a breach of this agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled hereunder if you terminated your employment for Good Reason regardless of whether you in fact have done so, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination.

          The above provisions of this paragraph 7 shall not apply to a) a spin-off or sale of assets, or b) a transaction described in item (ii) of paragraph 2 above involving only DP&L if in each case DPL continues in existence and its common shares are listed on a national securities exchange, quoted on the automated quotation system of a national securities association or traded in the over-the-counter market.

          This agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If you should die while any amounts would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid to such beneficiary or beneficiaries as you shall have designated by written notice delivered to the Company prior to your death or, failing written notice, to your estate.

8.       LEGAL FEES.

          The Company shall reimburse you in full for all legal fees and expenses reasonably incurred by you in connection with this agreement (including, without limitation, all such fees and expenses, if any, incurred in contesting or disputing any termination of your employment subsequent to a Change of Control or in seeking to obtain or enforce any right or benefit provided by this agreement, regardless of the outcome, unless, in the case of a legal action brought by you or in your name, a court finally determines that such action was not brought in good faith by you).

9.       GROSS-UP PAYMENT.

          In the event that any payment pursuant to this agreement or any other agreement will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986 (“Code”) or any successor or similar provision, the Company shall pay you an additional amount (the “Gross-Up Payment”) such that the net amount retained by you after deduction of any Excise Tax on such payments (excluding payments pursuant to this paragraph 9), and after deduction for any federal, state and local income tax and Excise Tax upon the payment provided for by this paragraph, shall be equal to the amount of such payments (excluding payments pursuant to this paragraph 9) before payment of any Excise Tax (hereinafter the “Excise Tax Compensation Net Payment”).  For purposes of determining whether any of such payments will be subject to the Excise Tax and the amount of such Excise Tax, any payments or benefits received or to be received by you in connection with a Change of Control or your termination of employment shall be treated as “parachute payments” within the meaning of Section 280G of the Code, and all “excess parachute payments” within the meaning of Section 280G of the Code shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel selected by the Company’s independent auditors and acceptable to you such payments or benefits do not constitute parachute payments or excess parachute payments.  For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to pay all federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rates of taxation in the state and locality of your residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.  In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of your employment, you shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, an amount necessary so that the total payments hereunder equal the Excise Tax Compensation Net Payment, plus interest on the amount of such repayment at a rate equivalent to the rate described in Section 280G (d) (4) of the Code.  In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of your employment, the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined.

          The Gross-Up Payment shall be paid not later than the Date of Termination or, if and to the extent such payment is not known or calculable as of such date, as soon as the amount is known and calculable.

10.     AGREEMENT TO PROVIDE SERVICES.

          In the event that (i) a Person commences a tender offer to become the beneficial owner, directly or indirectly, of securities of DPL or DP&L representing fifteen percent (15%) or more of the combined voting power of the then outstanding securities of DPL or DP&L, as the case may be, or (ii) a Change of Control occurs consisting of the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 above, you agree that you will perform services for the Company and that you will not voluntarily terminate your employment with the Company until the first to occur of the following:

(i)	the abandonment or termination of such tender offer or the transaction that is the subject of the agreement; or

(ii)	the occurrence of a Change of Control (other than the commencement of the tender offer or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 above).

11.     FUNDING OF MASTER TRUST.

          Upon a Change of Control, the Company shall immediately transfer to the Amended and Restated Master Trust dated February 1, 1995, as amended (or to an Other Trust as defined in such Trust) previously established to secure the Company’s obligations to participants under various Company deferred and incentive compensation plans, cash in an amount sufficient to fund all payments which would be made to you hereunder if your employment was terminated on the date of the Change of Control under circumstances in which payments under paragraph 5 hereof would become due and payable to you, including, without limitation, cash in an amount sufficient to fund payments of all future medical, life insurance, accident and disability plans as provided in paragraphs 5.A (ii) and (iii) hereof, and the Gross-Up Payment as defined in paragraph 9 above, in each case based on reasonable estimates.

12.     NOTICES.

          All notices required or permitted to be given under this agreement shall be in writing and shall be mailed (postage prepaid by either registered or certified mail) or delivered, if to the Company, addressed to

          (a)        Prior to a Change of Control, to the Corporate Secretary of the Company at:

                                        The Dayton Power and Light Company
                                        MacGregor Park
                                        1065 Woodman Drive
                                        Dayton, Ohio  45432
                                        Attention:  Corporate Secretary

          (b)        After a Change of Control, to the Trustees at:

                                        Chernesky, Heyman & Kress P.L.L.
                                        Suite 1100
                                        10 Courthouse Plaza, S.W.
                                        Dayton, Ohio  45402
                                        Attn:    Richard J. Chernesky, Esq.
                                                     Richard A. Broock, Esq.
                                                     Frederick J. Caspar, Esq.

and if to you, addressed to

                                        Mr. Daniel L. Thobe
                                        7225 Whitetail Trail
                                        Centerville, OH  45459

Any party may change the address to which notices to such party are to be directed by giving written notice of such change to the other parties in the manner specified in this paragraph.

13.     MISCELLANEOUS.

          No provision of this agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing, signed by you and such officer of the Company as may be specifically designated by the Board of Directors.  No waiver by any party hereto at any time of any breach by any other party hereto of, or of compliance by such other party with, any condition or provision of this agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this agreement.

14.     GOVERNING LAW.

          The validity, interpretation, construction and performance of this agreement shall be governed by the laws of the State of Ohio, without giving effect to the principles of conflicts of law thereof.

15.     VALIDITY.

          The provisions of this agreement are divisible; if any provision of this agreement is ruled invalid or unenforceable by any court, such invalidity or enforceability, shall not affect the validity or enforceability of any other provision, which shall remain in full force and effect; and such provision shall be modified by such court consistent with the intent of the parties to the extent necessary to render it valid and enforceable, if possible.

16.     NO RIGHT TO EMPLOYMENT.

          Nothing in this agreement shall confer upon you the right to continue employment with the Company, or obligate you to continue employment with the Company (except as provided in paragraph 10); nor shall it interfere with the rights of the Company to discharge you or take other action with respect to you, subject to the Company’s providing the benefits specified herein in accordance with the terms hereof.

          If this letter correctly sets forth our agreement on the subject matter hereof, please so confirm by signing and returning the enclosed copy.

Very truly yours,

DPL INC.

By:

Stephen F. Koziar, Jr. President and Chief Executive Officer

THE DAYTON POWER AND LIGHT COMPANY

By:

Stephen F. Koziar, Jr. President and Chief Executive Officer

Confirmed and agreed to:

Daniel L. Thobe

Date: